CAMBRIDGE INTERNATIONAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| SEC FILE NUMBER |
|---|
| 8-48552 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CAMBRIDGE INTERNATIONAL SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

90 POST ROAD EAST, 2ND FL
(No. and Street)

| WESPORT | CT | 06880 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| GENNARO FULVIO | 212-490-3113 | JFULVIO@FULVIOLLP.COM |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

| 3111 N. University Drive, Suite 621 | Coral Springs | FL | 33065 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 04/13/2010 | 5036 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, William Weber _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CAMBRIDGE INTERNATIONAL SECURITIES, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELLEN KIERNAN
Notary Public, State of Connecticut
My Commission Expires May 31, 2029

Notary Public

Signature: _____

Title: _____
CHIEF OPERATIONS OFFICER

## This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ASSURANCE DIMENSIONS

An AbitOs Company

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
of **Cambridge International Securities, LLC:**

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of **Cambridge International Securities, LLC** as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of **Cambridge International Securities, LLC** as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of **Cambridge International Securities, LLC's** management. Our responsibility is to express an opinion on **Cambridge International Securities, LLC's** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Cambridge International Securities, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Cambridge International Securities, LLC's** auditor since 2023.
Coral Springs, Florida
June 04, 2025

**ASSURANCE DIMENSIONS, LLC**
**also d/b/a McNAMARA and ASSOCIATES, LLC**
**TAMPA BAY**: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE**: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO:** 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA**: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com


CAMBRIDGE INTERNATIONAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS


| | | |
|---|---|---:|
| Cash | $ | 92,489 |
| Receivable from clearing broker | | 1,488,728 |
| Securities owned, at fair value | | 164,332 |
| Investment in affiliate | | 254,158 |
| Security deposit | | 4,500 |
| **TOTAL ASSETS** | $ | 2,004,207 |


LIABILITIES AND MEMBERS' EQUITY


| | | |
|---|---|---:|
| Liabilities: | | |
| Accrued expenses and other payables | $ | 360,922 |
| | | |
| Members' equity | | 1,708,650 |
| Accumulated other comprehensive loss | | (65,365) |
| | | |
| Total Members' equity | | 1,643,285 |
| | | |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 2,004,207 |


The accompanying notes are an integral part of these financial statements.


CAMBRIDGE INTERNATIONAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1.       SIGNIFICANT BUSINESS ACTIVITIES


       Cambridge International Securities, LLC, (the "Company"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company primarily serves institutional clients by providing trading and brokerage services.

       In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

       The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

       Pursuant to the clearance agreement, the clearing broker performs the clearing and depository operations for the Company's proprietary transactions. On December 31, 2024, the receivable from clearing broker reflected on the statement of financial condition substantially consisted of cash due from this clearing broker.

NOTE 2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

       The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as determined by Financial Accounting Standards Board (FASB) Accounting Standards Codifications ("ASC").

Revenue Recognition

       The Company has adopted ASC Topic 606, Revenue from Contracts with Customers. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgements are required in the application of the five-step model when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Riskless Principal Transactions - The Company earns substantially all its revenue from trading debt instruments on a riskless principal basis. Revenue is recognized at the point in time when a buy and sell trade is executed, as the Company has no further performance obligation subsequent.

Placement Fees – The Company from time to time earns fee income for advising clients. Such fee income is recognized only when the Company has no further performance obligations. There was no fee income for advising in 2024.

Allowance for Credit Losses - The Company accounts for estimated credit losses on financial assets measured on an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company did not have accounts receivable or a reserve for credit loses at December 31, 2024.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents. Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000.  The Company had no cash in excess of federally insured limits at December 31, 2024.

Use of Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1,2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

NOTE 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

**Level 1** – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

**Level 2** – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale.  Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

**Level 3** – Fair value measurements based on valuation techniques that use significant inputs that are unobservable.  Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors.  This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the instrument is reported in the lowest level that has a significant input.

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date.  In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments.  This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques – Equity securities: The Company values equity securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

Valuation techniques – Mortgage-backed securities: The Company generally accepts pricing as provided by the clearing broker on month end statements. These prices are only overridden if the Company believes there is a material error or a material difference from other available pricing sources.

The Company's net assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2024.  See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

| Securities Owned | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Debt Securities | $ - | $ 94,753 | $ - | $ 94,753 |
| Other Security | $ 69,579 | - | - | 69,579 |
| Total | $ 69,579 | $ 94,753 | $ - | $ 164,332 |
| % of Total | 42.34% | 57.66% | - | 100% |

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The Company's financial instruments consist of cash, accounts receivable, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2024 adjusted by any uncleared transactions. The fair value of accounts receivable and accounts payable is estimated by management to approximate their carrying value on December 31, 2024.

Publicly Traded Securities – The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the date of determination. To the extent securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Otherwise, they are categorized as level 2.

Mortgage-Backed Securities – In general, are valued based on price or spread data obtained from external parties such as vendors or brokers. If position-specific external price data was not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. These securities are included in level 2.

NOTE 3.  INVESTMENT IN AFFILIATE AND RELATED PARTY TRANSACTIONS

The Company is invested in a London-based affiliate named Cambridge International UK LLP. The Company owns 50 % of the affiliate indirectly through its wholly owned subsidiary, Cambridge International Securities LTD. The Company accounts for this investment on the equity method given that the Company does not have significant influence or control over Cambridge International UK LLP.

The Company accounts for this investment on the equity method. The balance of the investment at December 31, 2024 was $254,158 versus $145,866 at prior year end, for an increase during the year of $108,292. The Company had accrued commissions payable to the affiliate in the amount of $125,945. In addition, the other comprehensive loss for the year of $3,959 is attributable to foreign exchange loss on the affiliate's activity.

NOTE 3.   INVESTMENT IN AFFILIATE AND RELATED PARTY TRANSACTIONS (continued)

The balance of the investment at December 31, 2024, was $254,158. See roll forward below:

| | | |
|---|---|---|
| Balance - January 1, 2024 | $ | 145,866 |
| Net Income | $ | 112,251 |
| Foreign exchange loss | $ | (3,959) |
| Balance - December 31, 2024 | $ | 254,158 |

Riskless principal transactions attributable to affiliate for the year 2024 was $2,493,650.

Payouts made to affiliate for the year 2024 was $1,943,918.

Accrued payouts to affiliate at year end was $ 125,945

NOTE 4.   INCOME TAXES

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided federal or state income taxes.

The Company accounts for income taxes pursuant to the asset and liability method in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. There are no uncertain tax positions in the Company's tax filings, and there are no current tax audits pending. The Company tax returns are open for audit for a period of three years from the date of filings.

NOTE 5.    NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2024, the Company had net capital of $1,350,678 which was $1,100,678 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.2672 to 1.

NOTE 6.    RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

In addition the Company places reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. As it relates to its riskless principal activities.

NOTE 7.    GUARANTEES

The Company has issued no guarantees at December 31, 2024 or during the year then ended.

NOTE 8.    SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, namely riskless principal trading and odd lot mortgage backed bonds transactions on a principal basis.  The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 9.        PENSION PLAN

The Company maintains a non-contributory simplified employee pension plan covering all full-time employees who qualify as to age and length of service.  It is the Company's policy to make contributions to the plans as provided annually by the board of directors.  Contributions made by the Company for 2024 were $144,800.

NOTE 10.        LEASE COMMITMENTS

In February 2016, the Financial Accounting Standards Board (FASB) established Accounting Standards Codification (ASC) Topic 842, Leases, (ASC Topic 842) by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The Company had an obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. This lease expired in January 2024. Subsequently the Company occupied the space on a month to month lease.

Lease operating cost reported pursuant to ASC 842 for the year ended December 31, 2024 was $ 6,300, for January 2024. As subsequent lease was month to month, there are no further amounts to be reported pursuant to ASC 842 in the statement of operations, nor any Right of Use assets or Lease Liability amounts to be reported in the balance sheet.

NOTE 11.        CONTINGENCIES

During the year ended 2022, the Company, and a Principal of the Company (collectively the "Company") received requests for information and testimony from FINRA. In 2024, the matter was resolved, and the Company paid a $200,000 fine in connection with the inquiry. The fine has been recognized in the financial statements as a component of operating expenses in regulatory fees.  As the matter is now concluded, there are no ongoing contingencies related to this issue.

NOTE 12.    SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 4, 2025 the date the financial statements were filed, there are none requiring disclosure except as noted following.

On May 15, 2025, the Company released a press release announcing the sale of its credit business to COEX Partners. COEX Partners is a subsidiary of TP ICAP, an international financial services firm headquartered in London. Under the agreement, COEX Partners will acquire substantially all of the Company's assets. The sale is expected to be completed in June 2025, after which the business will operate as Cambridge COEX Partners.

Once the sale is consummated, the Company will file Form BDW, and withdraw as a broker dealer.